Press Release

Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department
Country/City Code 8862 Tel: 2656-8000
ir@gigamedia.com.tw

Chih-Hong Tsai and Wan-Wan Lin Appointed Independent Non-Executive Directors of GigaMedia

TAIPEI, Taiwan, November 24, 2023 – GigaMedia Limited (NASDAQ: GIGM) today announced that its Board of Directors has appointed Chih-Hong Tsai (a.k.a. John J.H. Tsai) and Wan-Wan Lin as new independent non-executive directors upon the departure of Casey Kuo-Chong Tung and Billy Bing-Yuan Huang, who have resigned and retired from the Board. The resignations of Mr. Tung and Mr. Huang were accepted by the Board of Directors and effective on November 23, 2023.

Chih-Hong Tsai obtained a Master degree of Science in Management from MIT Sloan School of Management and a Ph.D. degree in Finances from College of Management of National Taiwan University.

Mr. Tsai has more than 40 years of experiences in financial sector. He served as president of CTBC Finance Co., Ltd., senior vice president of CTBC Bank Co., Ltd., president of IBT Leasing Co., Ltd., and senior executive vice president/chief risk officer of Chailease Finance Co., Ltd. & Chailease International Financial Leasing Corp, among other executive and senior management positions. Mr. Tsai currently serves as an Adjunct Professor of Department and Graduate Institute of Finance, College of Management of National Taiwan University, and a director of SinoPac Leasings Corp.

Wan-Wan Lin obtained a Bachelor degree in Accounting from National Taiwan University, a Master degree in Accounting from University of Illinois at Urbana-Champaign, and an EMBA degree from National Taiwan University.

Ms. Lin holds licenses of CPA in Taiwan and in the United States, and has practiced audit for more than 30 years. Ms. Lin specializes in the fields of technology/media industry, financial services and biotech & healthcare. She served as the CEO of KPMG in Taiwan, a board member of KPMG Sustainability Foundation, and a consultant of Financial Accounting Issues Task Force in R.O.C. Accounting Research and Development Foundation, among other professional and managing positions. Besides practicing as a CPA, currently Ms.

Lin also serves as an Adjunct Professor Rank Specialist of National Taiwan University.

The Board of GigaMedia thanks Casey Kuo-Chong Tung and Billy Bing-Yuan Huang for their years of services to the Company, and welcomes the joining of Chih-Hong Tsai and Wan-Wan Lin.

Effective on the same date, Mr. Tsai and Ms. Lin were both appointed to be members of the audit committee, while Ms. Lin were also appointed to be a member of the compensation committee and elected to assume the role of chairman of the audit committee, taking over from Mr. Tung.

Following the changes announced today, GigaMedia’s Board continues to be comprised of six members with more than a majority as independent directors.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services in Taiwan and Hong Kong. GigaMedia's digital entertainment service business is an innovative leader in Asia with growing capabilities of development, distribution and operation of digital entertainments, as well as platform services for games with a focus on mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2023.

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